Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  905-726-2462
Fax:  905-726-7164

Magna Provides Additional Voting Information from 2011 Annual Meeting of Shareholders

AURORA, ON, Dec. 6, 2011 - Magna International Inc. (TSX: MG) (NYSE: MGA) today released additional voting information from its 2011 annual meeting of shareholders. Although not legally required to be disclosed, a number of Magna's institutional shareholders have requested this additional information concerning the 2011 annual meeting, including through a lawsuit which was filed with the Ontario Superior Court yesterday. Full results are included as Appendix A to this press release.

Seven out of the ten directors elected received votes in excess of 84% of the votes cast. Results for the three other directors - Michael Harris, Louis Lataif and Donald Resnick - were impacted by the voting recommendation of a major proxy advisory firm which recommended that its institutional shareholder clients withhold their vote in respect of these three directors. These three directors served on a Special Committee of Magna's Board, which some institutional shareholders questioned for not making a recommendation on the 2010 plan of arrangement (the "Arrangement") that ended Magna's former dual class share structure. Notwithstanding the absence of such a recommendation from the Special Committee, over 75% of Magna's disinterested shareholders approved the Arrangement, following which it was approved by a judge of the Ontario Superior Court of Justice as being fair and in the best interests of shareholders, a decision which was affirmed unanimously on appeal. Market reaction to the Arrangement was overwhelmingly positive and completion of the Arrangement was a significant factor in the 105% increase in the value of Magna's common shares on The New York Stock Exchange in 2010.

Since the completion of the Arrangement, Magna's Board of Directors under the stewardship of Michael Harris, Magna's first independent Board Chair in over 40 years, has adopted a wide range of corporate governance best practices, including:

* voluntary adoption of a majority voting policy, effective 2012;
* implementation of a Board succession process which resulted in the election of two new independent directors in 2011;
* introduction of a mandatory 2/3 Board independence requirement;
* implementation of a 75% director attendance standard;
* formal separation of Board Chair and Chief Executive Officer roles;
* introduction of a limitation on Board interlocks;
* an increase in the amount of Magna common shares and share units required to be held by directors from 3 times to 5 times their annual retainer; and
* adoption of a formal shareholder engagement policy under which meetings were held with a number of Magna's major shareholders.

Magna's Board continues to evaluate ways to further enhance Magna's system of corporate governance.

In addition to the foregoing governance changes, Magna's Board has also overseen a number of other developments since the announcement of the Arrangement which have been well received by shareholders, including:

* reintroduction of Magna's quarterly dividend, followed by three successive quarterly dividend increases in 2010;
* a two-for-one stock split;
* a normal course issuer bid which resulted in the repurchase of eight million common shares between November 2010 and November 2011, as well as a further normal course issuer bid commenced in November 2011 to repurchase 12 million shares; and
* the streamlining of Magna's executive management team, including through the consolidation of the Chief Executive Officer role in Don Walker.

About Magna
We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

Magna has over 107,000 employees in 275 manufacturing operations and 85 product development, engineering and sales centres in 26 countries.

FORWARD-LOOKING STATEMENTS
This release may contain statements which constitute "forward-looking statements" under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna's regulatory filings. Please refer to Magna's most current Management's Discussion and Analysis of Results of Operations and Financial Position, annual information form and annual report on form 40-F, as replaced or updated by any of Magna's subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These documents are available for review on Magna's website at www.magna.com.

APPENDIX A

ADDITIONAL VOTING INFORMATION - 2011 ANNUAL MEETING OF SHAREHOLDERS

Resolution
Vote Type             Voted    %
Voted


Hon. J. Trevor Eyton

For             164,504,775      85.47
Withheld         27,961,998      14.53
Non Votes         4,218,327
Invalid                   0       0.00



Michael D. Harris
For              72,427,156      37.63
Withheld        120,039,745      62.37
Non Votes         4,218,199
Invalid                   0       0.00


Lady Barbara Judge
For             163,899,865      85.16
Withheld         28,566,908      14.84
Non Votes         4,218,327
Invalid                   0       0.00


Louis E. Lataif
For              74,050,901      38.47
Withheld        118,416,000      61.53
Non Votes         4,218,199
Invalid                   0       0.00


Kurt J. Lauk
For             188,933,797      98.16
Withheld          3,532,976       1.84
Non Votes         4,218,327
Invalid                   0       0.00


Donald Resnick
For              74,089,293      38.49
Withheld        118,377,608      61.51
Non Votes         4,218,199
Invalid                   0       0.00

Frank Stronach
For             162,522,869      84.44
Withheld         29,943,854      15.56
Non Votes         4,218,327
Invalid                   0       0.00


Donald J. Walker
For             176,229,960      91.56
Withheld         16,236,813       8.44
Non Votes         4,218,327
Invalid                   0       0.00


Lawrence D. Worrall
For             166,072,686      86.29
Withheld         26,394,087      13.71
Non Votes         4,218,327
Invalid                   0       0.00


William Young
For             188,945,748      98.17
Withheld          3,521,025       1.83
Non Votes         4,218,327
Invalid                   0       0.00


Appointment of Auditors
For             194,571,053      98.93
Withheld          2,113,919       1.07
Non Votes         4,218,327
Invalid                   0       0.00

For further information:
please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100.